Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

April 6, 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: John D. Reynolds

Re: WFG Real Estate Income Fund, LLC - Offering Statement on Form 1-A
     File No. 24-10163

Dear Mr. Reynolds:

On behalf of the Issuer, WFG Real Estate Income Fund, LLC, we hereby request acceleration of the qualification date of the Preliminary Offering Circular to April 20, 2007.

We acknowledge that:

1.   should the Commission or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to this filing.

2.   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.   the Fund may not assert staff comments and the qualification of the offering statement as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you need anything further please contact me at (617) 523-1960.

Sincerely,



Geoffrey T. Chalmers, Esq.

cc: William J. Raike